Exhibit 4.15

Power of Attorney

Date: 16 November, 2023

I, Jiangsu Jingdong Bangneng Investment Management Co., Ltd. (Unified Social Credit Code: 9132131134642891XT), a limited liability company organized and existing under the laws of PRC, and a holder of 50.00% of the entire registered capital in Shanghai Qusheng Internet Technology Co., Ltd. (“Shanghai Qusheng”) (“My Shareholding”), hereby irrevocably authorize Dada Glory Network Technology (Shanghai) Co., Ltd. (the “WFOE”) to exercise the following rights relating to My Shareholding during the term of this Power of Attorney:

The WFOE is hereby authorized to act on behalf of myself as my exclusive agent and attorney with respect to all matters concerning My Shareholding, including without limitation to: 1) propose, convene and attend shareholders’ meetings of Shanghai Qusheng; 2) exercise all the shareholder’s rights and shareholder’s voting rights I am entitled to under the laws of China and Shanghai Qusheng’s Articles of Association, including but not limited to the sale or transfer or pledge or disposition of My Shareholding in part or in whole; and 3) designate and appoint on behalf of myself the legal representative (chairman), the director, supervisor, the chief executive officer (or general manager) and other senior management members of Shanghai Qusheng.

Without limiting the generality of the powers granted hereunder, the WFOE shall have the power and authority under this Power of Attorney to execute the Transfer Contracts stipulated in Exclusive Option Agreement, to which I am required to be a party, on behalf of myself, and to effect the terms of the Share Pledge Agreement and Exclusive Option Agreement, both dated the date hereof, to which I am a party.

POWER OF ATTORNEY

All the actions associated with My Shareholding conducted by the WFOE shall be deemed as my own actions, and all the documents related to My Shareholding executed by the WFOE shall be deemed to be executed by me. When acting in respect of any and all of the aforementioned matters, the WFOE may act at its own discretion and does not need to seek my prior consent. I hereby acknowledge and ratify those actions and/or documents by the WFOE.

The WFOE is entitled to re-authorize or assign its rights related to the aforesaid matters to any other person or entity at its own discretion and without giving prior notice to me or obtaining my consent.

So long as I am a shareholder of Shanghai Qusheng, this Power of Attorney shall be irrevocably and continuously valid and effective from the date of its execution, unless the WFOE issues adverse instructions in writing. Once the WFOE instructs me in writing to terminate this Power of Attorney in whole or in part, I will immediately withdraw the authorization herein granted to the WFOE and execute power(s) of attorney in the same format of this Power of Attorney, granting to other persons nominated by the WFOE the same authorization under this Power of Attorney.

During the term of this Power of Attorney, I hereby waive all the rights associated with My Shareholding, which have been authorized to the WFOE through this Power of Attorney, and shall not exercise such rights by myself.

This Power of Attorney is written in Chinese and English with equal legal validity; in case there is any conflict between the Chinese version and the English version, the Chinese version shall prevail.

POWER OF ATTORNEY

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POWER OF ATTORNEY

Jiangsu Jingdong Bangneng Investment Management Co., Ltd. (Seal)

By：    /s/  ZHANG Qi

Legal Representative：ZHANG Qi

SIGNATURE PAGE TO POA